June 11, 2009
Vince Di Stefano
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diamond Hill Funds: File Nos. 333-22075 and 811-8061
Dear Mr. Di Stefano:
     On February 27, 2009, Diamond Hill Funds (the “Trust’), on behalf of Diamond Hill Small Cap Fund, Diamond Hill Small-Mid Cap Fund, Diamond Hill Large Cap Fund, Diamond Hill Select Fund, Diamond Hill Long-Short Fund, Diamond Hill Financial Long-Short Fund and Diamond Hill Strategic Income Fund (each a “Fund” and collectively, the “Funds”), each a series of the Trust, filed Post-Effective Amendment No. 27 to its Registration Statement on Form N-1A (the “Amendment”). On April 6, 2009, you contacted the Trust and stated that you had no comments on the Amendment. The Amendment went effective under Rule 485(a)(1) on April 30, 2009. On May 1, 2009, you contacted the undersigned with oral comments, which you provided on May 4, 2009. Please find below the Trust’s responses to your comments. For your convenience, I have summarized your comments.
Prospectus Summaries (Global Comments)
1.	Comment: The heading “Costs” should be changed to “Fees and Expenses of the Fund”.

Response. The heading has been changed to “Fees and Expenses of the Fund”

2.	Comment: The paragraph required by Item 3 to appear under the under the heading “Fees and Expenses of the Fund” should appear exactly as it does in Form N-1A.

Response. The paragraph has been revised.

3.	Comment: The sentence in the paragraph under “Fees and Expenses of the Fund” referring to Letters of Intent and Rights of Accumulation should moved to the statutory prospectus.

Response. The sentence in question has been moved to the section of the statutory prospectus entitled “How to Purchase Shares”.

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361			df 614013.1

THOMPSON HINE llp	41South High Street	www.ThompsonHine.com
Attorneys at Law	Suite 1700	Phone 614.469.3200
	Columbus, Ohio 43215-6101	Fax 614.469.3361

June 2, 20092

4.	Comment: The sentence in the paragraph under “Fees and Expenses of the Fund” referring to wire fees and other transaction charges should be moved to the section of the summary that discusses purchases and sales.

Response. The sentence referring to wire fees and other transaction charges has been moved to the section of the summary entitled “Transaction Policies”.

5.	Comment: The captions on the fee table should appear exactly as they do on Form N-1A.

Response. The captions on the fee table have been revised.

6.	Comment: The footnotes should be eliminated from the fee table.

Response. Form N-1A specifically permits or requires footnotes in certain instances. The footnote regarding acquired fund fees and expenses is permitted by Instruction 3(f)(vii) to Item 3 in Form N-1A. In addition, Instruction 3(d)(ii)(B) to Item 3 in Form N-1A requires footnote disclosure of expense information in the table that has been restated to reflect current fees. Therefore, these footnotes have not been deleted. The disclosure in footnote 1 regarding fees paid to the Administrator appears in the SAI. Therefore, footnote 1 has been deleted. Footnote 3 in the summary for the Diamond Hill Long-Short Fund and the Diamond Hill Financial Long-Short Fund is discussed in the response to Comment 18 below.

7.	Comment: The Example, including the caption, narrative and table, should appear as required by Item 3 and the instructions thereunder.

Response. The Example has been revised.

8.	Comment: The paragraph discussing portfolio turnover should appear exactly as it does on Form N-1A. Therefore, the table showing portfolio turnover for the last fiscal year should be eliminated from the portfolio turnover section.

Response: The table has been eliminated and turnover for the last fiscal year added to the preceding text.

9.	Comment: The heading “Strategy” should be changed to “Principal Investment Strategy”.

Response: The heading has been revised.

June 2, 20092

10.	Comment: The captions “Allowable Securities” and “Management Process” should be eliminated.

Response: The captions have been deleted.

11.	Comment: The last sentence under “Main Risks” should be changed to read “Below are the mains risks of investing in the fund.”

Response: The last sentence has been revised.

12.	Comment: The Equity Risk disclosure should be divided into two risks: General Risk (loss of money) and Equity Risk.

Response: Rather than creat another risk category, the risk of loss of principle has been added to the introductory paragraph under “Main Risks”.

13.	Comment: The disclosure in footnote 1 to the Total Return Table should appear as a text passage before or after the table.

Response: The footnote now appears as a text passage preceding the table.

14.	Comment: The footnote to the Average Annual Total Return Table describing the index should appear as a text passage rather than as a footnote.

Response: The footnote now appears as a text passage following the table.

15.	Comment: Disclosure regarding the Fund ability to waive account minimums should be moved from the summary to a place later in the statutory prospectus.

Response: The disclosure has been amended as requested.

16.	Comment: Under “Dividends, Capital Gains and Taxes” amend disclosure to read that “the fund’s distributions may be taxable . . . “

Response. The disclosure has been amended as requested.

17.	Comment: The Diamond Hill Select Fund invests in 30 to 40 companies. Is the series diversified or non-diversified?

Response. The Diamond Hill Select Fund is diversified.

June 2, 20092

18.	Comment: Footnote 3 to the expense table for the Diamond Hill Long-Short Fund and the Diamond Hill Financial Long-Short Fund should be eliminated.

Response: The footnote disclosure regarding dividend expenses relating to short sales has been eliminated and sub-categories added to the Fee Table under “Other Expenses”, as permitted by Instruction 3(c)(iii) to Item 3 in Form N-1A.

19.	Comment: Under “Sector Risk” in the summary for the Diamond Hill Financial Long-Short Fund, the disclosure states that the Fund’s portfolio is concentrated in the “financial services sector”. The SAI, however, states that the fund will concentrated in the “banking and financial institutions industry.” The concentration disclosure should be consistent.

Response. The description of the concentration policy has been revised to state that the Diamond Hill Financial Long-Short Fund will concentrate in the Financial Services industry. This is a more accurate description the policy the Fund has historically followed.

20.	Comment: Under “Closed-End Fund Risk” in the summary for the Diamond Hill Strategic Income Fund, disclose that the value of the shares of closed end investment companies may be “lower” that the value of the portfolio securities of the closed-end fund rather than “higher or lower”.

Response. The disclosure has been revised.

21.	Comment: Under “High Yield Fund Risk” in the summary for the Diamond Hill Strategic Income Fund, disclose that securities rated below investment grade are “speculative” rather than “are considered to have speculative characteristics.” If the Fund invests a significant portion of its assets in high yield securities (e.g., over 35%), add additional risk disclosure.

Response. The High Yield Fund Risk disclosure has been revised.
Summary Prospectus
1.	Comment: Apply comments 1-16 above to each summary prospectus, as applicable

Response: Comments 1-16 have been incorporated.

2.	Comment: The legend a the beginning of each summary prospectus should appear exactly as it does on Form N-1A.

June 2, 20092

Response. The legend has been revised.
Statutory Prospectus and SAI
1.	Comment: Does the Strategic Income Fund have a concentration policy? It is not listed with the other funds in Investment Limitation No. 7 in the Statement of Additional Information.

Response. The Strategic Income Fund will be added to the list of Funds in Investment Limitation No. 7.

2.	Comment: Disclose that “the Financial Long-Short Fund will invest 25% or more in the banking and financial institutions industry.”

Response. The disclosure has been revised.
     The majority of the staff’s comments apply to all the summary prospectuses and are reflected on the attached prospectus summary for the Diamond Hill Financial Long-Short Fund. To the extent that comments apply to a single summary or to the statutory prospectus or SAI, the relevant pages of those documents are attached.

The Trust has authorized me to convey to you that the Trust acknowledges the following:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

June 2, 20092

     If you have any questions or additional comments, please call the undersigned at 614-469-3297.
Best regards,
/s/ Michael V. Wible
Michael V. Wible
Enclosure

Summary Prospectus  April 30, 2009
Diamond Hill Financial Long-Short Fund
Class / Ticker   A BANCX   C BSGCX   I DHFSX

Before you invest, you may want to review the fund’s Prospectus, which contains information about the fund and its risks. The fund’s Prospectus and Statement of Additional Information, both dated April 30, 2009, are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the fund’s Prospectus and other information about the fund, go to http://www.diamond-hill.com/cgi-bin/mf/fund-information.pl?tab=financial, email a request to info@diamond-hill.com, call 888-226-5595, or ask any financial advisor, bank, or broker-dealer who offers shares of the fund.

Investment Objective

The investment objective of the Diamond Hill Financial Long-Short Fund is to provide long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in Diamond Hill Funds. More information about these and other discounts is available from your financial professional and in the Sales Charges section on page 31 of the fund’s prospectus and the Shares of the Funds section on page 35 of the fund’s statement of additional information.

 Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Class I

Maximum Sales Charge (load) imposed on purchases as a % of offering price	5.00%	None	None

Maximum Deferred Sales Charge (on redemptions in first year)	None	1.00%	None

 Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I

Management fees	1.00%	1.00%	1.00%

Distribution (12b-1) fees	0.25%	1.00%	None

Other expenses
Administration fees [1]	0.34%	0.34%	0.20%
Dividend expenses on short sales	0.29%	0.29%	0.29%
Total other expenses	0.63%	0.63%	0.49%

Acquired fund fees and expenses [2]	0.01%	0.01%	0.01%

Total annual operating expenses	1.89%	2.64%	1.50%

[1]	Administration fees have been restated to reflect current fees.

[2]	You incur these fees and expenses indirectly through the fund’s investment in other investment companies. The fees presented above represent those from the prior fiscal year and may be different for the current fiscal year. Acquired fund fees and expenses are not reflected in the Financial Highlights or audited financial statements.

 Expense Example

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated. It also shows costs if you sold your shares at the end of the period or continued to hold them. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Share Status	1 Year	3 Years	5 Years	10 Years

Class A	Sold or Held	$682	$1,064	$1,470	$2,601

Class C	Sold	$367	$820	$1,400	$2,973
	Held	$267	$820	$1,400	$2,973

Class I	Sold or Held	$153	$474	$818	$1,791

 Portfolio Turnover

The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the fund’s performance. During the most recent fiscal year, the fund’s portfolio turnover rate was 74% of the average value of its portfolio.

Principal Investment Strategy

The fund, under normal market conditions, invests at least 80% of its assets in U.S. equity securities of banks, thrifts, specialty lending institutions, insurance companies, real estate investment trusts and other financial services companies that the Adviser believes are undervalued. “Assets” means net assets, plus the amount of borrowings (if any) for investment purposes. This is a non-fundamental investment policy that can be changed by the fund upon 60 days’ prior notice to shareholders.

The fund’s Adviser utilizes a two-step security selection process to find intrinsic value regardless of overall market conditions. This “bottom up” process begins with fundamental research of companies within the sector of all capitalization ranges. Fundamental research takes into consideration only those factors that are directly related to a company itself, rather than the overall state of the market. The objective is to find companies with solid growth prospects based on company-specific strategies or industry factors. The Adviser thoroughly examines prospective companies’ corporate and financial histories and scrutinizes management philosophies, missions and forecasts. Once the Adviser

Summary Prospectus April 30, 2009	1 of 4	Diamond Hill Financial Long-Short Fund

deems a company to be attractive following this rigorous process, the Adviser applies a proprietary valuation model as a tool for stock selection.

Once a stock is selected, the Adviser continues to monitor the company’s strategies, financial performance and competitive environment. The fund may sell a security if the Adviser believes that the company’s fundamentals are deteriorating or if the Adviser identifies a stock that it believes offers a better investment opportunity.

The fund also will sell securities short. Short sales are effected when it is believed that the price of a particular security will decline, and involves the sale of a security which the fund does not own in hopes of purchasing the same security at a later date at a lower price. To make delivery to the buyer, the fund must borrow the security, and the fund is obligated to return the security to the lender, which is accomplished by a later purchase of the security by the fund. The frequency of short sales will vary substantially in different periods, and it is not intended that any specified portion of the fund’s assets will as a matter of practice be invested in short sales. The fund will not make a short sale if, immediately before the transaction, the market value of all securities sold short exceeds 40% of the value of the fund’s net assets.

Main Risks

All investments carry a certain amount of risk and the fund cannot guarantee that it will achieve its investment objective. An investment in the fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. You may lose money by investing in the Fund. Below are the main risks of investing in the fund.

Equity Market Risk Overall stock market risks may also affect the value of the fund. Factors such as domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets. When the value of the fund’s investments goes down, your investment in the fund decreases in value.

Sector Risk Because the fund’s portfolio is concentrated in the financial services industry, it is subject to risks in addition to those that apply to the general equity market. Economic, legislative or regulatory developments may occur which significantly affect the entire sector. This may cause the fund’s net asset value to fluctuate more than that of a fund that does not concentrate in a particular industry.

Small Cap Company Risk Investments in small cap companies may be riskier than investments in larger, more established companies. The securities of smaller companies may trade less frequently and in smaller volumes than securities of larger companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Because smaller companies may have limited product lines, markets or financial resources or may depend on a few key employees, they may be more susceptible to particular economic events or competitive factors than large capitalization companies.

Short Sale Risk The fund will incur a loss as a result of a short sale if the price of the security sold short increases in value between the date of the short sale and the date on which the fund purchases the security to replace the borrowed security. In addition, a lender may request that securities sold short be returned to the lender on short notice, and the fund may have to buy the securities sold short at an unfavorable price. If this occurs, any anticipated gain to the fund may be reduced or eliminated or the short sale may result in a loss. The fund’s losses are potentially unlimited in a short sale transaction. Short sales are speculative transactions and involve special risks, including greater reliance on the Adviser’s ability to accurately anticipate the future value of a security.

Securities Lending Risk The fund may lend its portfolio securities to brokers, dealers and financial institutions. The risk in lending portfolio securities, as with other extensions of credit, consists of possible loss of rights in the collateral should the borrower fail financially.

Management Risk The adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class or individual security in which the fund invests may prove to be incorrect and there is no guarantee that individual companies that do not perform as anticipated. In addition, there is no guarantee that the use of long and short positions will succeed in limiting the fund’s exposure to domestic stock market movements, capitalization, sector-swings or other risk factors. The strategy used by the fund involves complex securities transactions that involve risks different than direct equity investments.

Performance

The following bar chart and table show two aspects of the fund: volatility and performance. The bar chart shows the volatility – or variability – of the fund’s annual total returns over time, and shows that fund performance can change from year to year. The table shows the fund’s average annual total returns for certain time periods compared to the returns of a broad-based securities index. The bar chart and table provide some indication of the risks of investing in the fund. Of course, the fund’s past performance is not necessarily an indication of its future performance. Updated performance information is available at no cost by visiting www.diamond-hill.com or by calling 888-226-5595.

 Class A Annual Total Return years ended 12/31

Returns do not reflect sales charges and would be lower if they did.

Best Quarter: 2Q ’03, +18.05%      Worst Quarter: 2Q ’08, -21.49%

Summary Prospectus April 30, 2009	2 of 4	Diamond Hill Financial Long-Short Fund

 Average Annual Total Returns as of 12/31/08

The average annual total returns for the fund’s Class A and C shares are reduced to reflect the maximum applicable sales charges for each class of shares and assume Class C shareholders redeem all of their shares at the end of the period indicated and pay the contingent deferred sales charge then applicable. After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. After-tax returns are not relevant for shareholders who hold fund shares in tax-deferred accounts or to shares held by non-taxable entities. After-tax returns for Class A shares will vary from the after-tax returns presented for Class C shares.

	Inception
	Date of Class	One Year	Five Year	Ten Years

Class A Before Taxes	8/1/97	-47.72%	-10.01%	2.31%

After Taxes on Distributions		-48.17%	-10.93%	1.32%

After Taxes on Distributions and Sale of Fund Shares		-30.59%	-8.01%	2.06%

Class C Before Taxes	6/3/99	-46.01%	-9.80%	2.12%

Class I Before Taxes	12/31/06	-44.79%	-8.93%	2.93%

S&P 1500 Supercompositive Financial Index		-52.20%	-11.14%	-3.35%

Historical performance for Class C shares and Class I shares prior to their inception is based on the performance of Class A shares. Class C and Class I performance has been adjusted to reflect differences in sales charges and expenses between classes.

The S&P 1500 Supercomposite Financial Index is a market capitalization-weighted index which is comprised of companies that represent the Financial Services Sector weighting within the S&P 1500 Supercomposite. The S&P 1500 Supercomposite is a broad-based market capitalization-weighted index of 1500 U.S. companies that is comprised of the S&P 400, S&P 500 and S&P 600 Indexes. You cannot invest directly in an index. Unlike mutual funds, the index does not incur expenses. If expenses were deducted, the actual returns of this index would be lower.

Portfolio Management

Investment Adviser Diamond Hill Capital Management, Inc.

Portfolio Managers
Christopher Bingaman Portfolio Manager since 7/01	William Dierker Assistant Portfolio Manager since 4/07

Buying and Selling Fund Shares

Minimum Initial Investment Classes A and C: $10,000 Class I: $500,000 Minimum Additional Investment All classes: $100	To Place Orders Mail:Diamond Hill Financial Long-Short Fund c/o JPMorgan Chase Bank, NA PO Box 5354 Cincinnati, OH 45201-5354 Phone: 888-226-5595

Transaction Policies

In general, you can buy or sell shares of the fund by mail or phone on any business day. You can generally pay for shares by check or wire. You may be charged wire fees or other transaction fees; ask your financial professional. When selling shares, you will receive a check, unless you request a wire. You also may buy and sell shares through a financial professional. Orders to buy and sell shares are processed at the next NAV (share price) to be calculated after we receive your request in good order. NAVs are calculated only on days when the New York Stock Exchange is open for regular trading. For more about buying and selling shares, including policies and restrictions that may apply to you, ask your financial professional or see Pricing Your Shares on page 30 of the fund’s prospectus.

Dividends, Capital Gains and Taxes

The fund’s distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan.

Potential Conflicts of Interest

If you purchase the fund through a broker-dealer or other financial intermediary (such as a bank), the fund and its related companies may pay the intermediary for the sale of fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the fund over another investment. Ask your salesperson or visit your financial intermediary’s web site for more information.

Summary Prospectus April 30, 2009	3 of 4	Diamond Hill Financial Long-Short Fund

325 John H. McConnell Blvd, Suite 200
Columbus, OH 43215

SUM-FI 043009

Your Account

Pricing Your Shares

When you buy and sell shares of a fund, the price of the shares is based on the fund’s net asset value per share (NAV) next determined after the order is received. The NAV is calculated at the close of trading (normally 4:00 p.m., Eastern time) on each day the New York Stock Exchange is open for business. On occasion, the NYSE will close before 4:00 p.m. ET. When that happens, purchase requests received by the fund or an authorized agent of the fund after the NYSE closes will be effective the following business day. A separate NAV is calculated for each share class of a fund. The NAV for a class is calculated by dividing the value of the fund’s total assets (including interest and dividends accrued but not yet received), allocable to such class, minus liabilities (including accrued expenses) allocable to such class, by the total number of that class’ shares outstanding. The market value of a fund’s investments is determined primarily on the basis of readily available market quotations. Certain short-term securities are valued at amortized cost, which approximates market value.

If market quotations are not readily available or if available market quotations are determined not to be reliable or if a security’s value has been materially affected by events occurring after the close of trading on the exchange or market on which the security is principally traded (for example, a natural disaster affecting an entire country or region, or an event that affects an individual company), but before the fund’s NAV is calculated, that security may be valued at its fair value in accordance with policies and procedures adopted by the fund’s Board of Trustees. Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the NAV of long term investors. In addition, securities trading on overseas markets present time zone arbitrage opportunities when events effecting portfolio security values occur after the close of the overseas market, bur prior to the close of the U.S. market. Fair valuation of the fund’s portfolio securities can serve to reduce arbitrage opportunities available to short term traders, but there is no assurance that fair value pricing policies will prevent dilution of the fund’s NAV by short term traders. Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

If you purchase shares of any of the funds through a Processing Organization, as discussed below, it is the responsibility of the authorized agent to transmit properly completed purchase orders so that they will be received timely by the Trust. Any change in price due to the failure of the Trust to receive an order timely must be settled between the investor and the authorized agent placing the order.

How to Purchase Shares

The funds will not accept investments from foreign investors (e.g. foreign financial institutions; non-U.S. persons). The funds have instructed the transfer agent accordingly. If the funds accept such investments, the fund is required to conduct due diligence on such foreign investors as required under Section 312 of the USA Patriot Act.

Class A and Class C shares are available to the general public. Class I shares are only available for purchase by institutional investors such as corporations, pension and profit share or defined contribution plans, foundations, and any organization authorized to act in a fiduciary, advisory, custodial or agency capacity. Minimum initial investment amounts for Class A, Class C, and Class I are $10,000, $10,000 and $500,000, respectively. The funds may waive the investment minimums for some types of retirement accounts (such as 401(k) accounts), some wrap fee accounts and in other circumstances as it may judge appropriate.

Important Information About Procedures for Opening an Account

Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, residential address, date of birth, government identification number and other information that will allow us to identify you. We may also ask to see your driver’s license or other identifying documents. If we do not receive these required pieces of information, there may be a delay in processing your investment request, which could subject your investment to market risk. If we are unable to immediately verify your identity, the fund may restrict further investment until your identity is verified. However, if we are unable to verify your identity, the fund reserves the right to close your account without notice and return your investment to you at the NAV determined on the day in which your account is closed. If we close your account because we are unable to verify your identity, your investment will be subject to market fluctuation, which could result in a loss of a portion of your principal investment.

Fund Supermarkets and Clearing Organizations

You may purchase shares of the funds through a fund supermarket or clearing organization, which is a broker-dealer, bank or other financial institution that purchases shares for its customers (“Processing Organization”). Some of the funds have authorized certain Processing Organizations to receive purchase and sale orders on their behalf. Before investing in the funds through a Processing Organization, you should read carefully any materials provided by the Processing Organization together with this prospectus.

Prospectus April 30, 2009	30	Diamond Hill Funds

     6. Loans. A Fund will not make loans to other persons, except (a) by loaning portfolio securities, (b) by engaging in repurchase agreements, or (c) by purchasing nonpublicly offered debt securities. For purposes of this limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.
     7. Concentration. The Diamond Hill Small Cap Fund, Diamond Hill Small-Mid Cap Fund, Diamond Hill Large Cap Fund, Diamond Hill Select Fund, Diamond Hill Long-Short Fund and Diamond Hill Strategic Income Fund will not invest 25% or more of their respective total assets in any particular industry. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto. The Diamond Hill Financial Long-Short Fund will invest 25% or more of its total assets in the financial services industry.
     With respect to the percentages adopted by the Trust as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken. This paragraph does not apply to the borrowing policy set forth in paragraph 1 above.
     Notwithstanding any of the foregoing limitations, any investment company, whether organized as a trust, association or corporation, or a personal holding company, may be merged or consolidated with or acquired by the Trust, provided that if such merger, consolidation or acquisition results in an investment in the securities of any issuer prohibited by said paragraphs, the Trust shall, within ninety days after the consummation of such merger, consolidation or acquisition, dispose of all of the securities of such issuer so acquired or such portion thereof as shall bring the total investment therein within the limitations imposed by said paragraphs above as of the date of consummation.
Nonfundamental. The following limitations have been adopted by the Trust with respect to each Fund and are Nonfundamental (see “Investment Restrictions” above).
     1. Pledging. A Fund will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any of its assets except as may be necessary in connection with borrowings described in limitation (1) above. Margin deposits, security interests, liens and collateral arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques are not deemed to be a mortgage, pledge or hypothecation of assets for purposes of this limitation.
     2. Borrowing. A Fund will not purchase any security while borrowings (including reverse repurchase agreements) representing more than 5% of its total assets are outstanding.
     3. Margin Purchases. A Fund will not purchase securities or evidences of interest thereon on “margin.” This limitation is not applicable to short term credit obtained by a Fund for the clearance of purchases and sales or redemption of securities, or to arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques.

34